RADICA GAMES LIMITED

                               1999 ANNUAL REPORT

CONTENTS

LETTER TO SHAREHOLDERS .....................................................   2

MANAGEMENT'S DISCUSSION OF RESULTS .........................................   5

FINANCIAL INFORMATION ......................................................  11

DIRECTORS AND OFFICERS .....................................................  34

CORPORATE INFORMATION ......................................................  35

ABOUT RADICA:(R)

Radica Games Limited (NASDAQ - RADA) is a Bermuda company headquartered in Hong Kong. The Company is a leading developer, manufacturer and distributor of a diverse line of electronic products including handheld and tabletop games, high-tech toys, video game controllers and peripherals, and Internet enabled appliances. Radica has subsidiaries in the USA, Canada and the UK, and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at "www.radicagames.com".


FINANCIAL HIGHLIGHTS

OPERATING RESULTS                                      Year ended       Two months ended        Year ended          Year ended
(US dollars in thousands, except per share data)    December 31, 1999   December 31, 1998    October 31, 1998    October 31, 1997
----------------------------------------------------------------------------------------------------------------------------------

Net sales                                                $133,522            $21,071             $155,618             $87,760

Net income                                               $ 17,055            $ 5,819             $ 51,256             $29,586

Earnings per share - assuming dilution                   $   0.90            $  0.29             $   2.39             $  1.37

Average number of shares and dilutive
   potential common stock outstanding                      18,979             20,094               21,488              21,636



FINANCIAL POSITION
(US dollars in thousands)                           December 31, 1999   December 31, 1998    October 31, 1998    October 31, 1997
---------------------------------------------------------------------------------------------------------------------------------
Working capital                                          $ 65,123           $ 65,776             $ 59,913             $48,860

Total assets                                             $122,095           $108,190             $113,521             $79,449

Total liabilities                                        $ 36,033           $ 22,455             $ 33,682             $17,856

Shareholders' equity                                     $ 86,062           $ 85,735             $ 79,839             $61,593

TO OUR SHAREHOLDERS
-------------------

1999 represented a year of transition for Radica. We evolved from a company that was largely dependent upon a single product category (fishing) and a single ODM customer (Hasbro) into a diversified interactive entertainment company. This evolutionary process started in early 1998 when we recognized that our success in these two very profitable business segments also created a vulnerability for the future. We responded by investing a significant portion of these profits into the development of new, diverse business segments with long-term growth potential.

During 1999 our earnings declined significantly when the profits from fishing and Hasbro both suffered major decreases in the same year. However, because of our diversification efforts, Radica still posted industry-leading profit ratios.

In the electronic handheld game category for 1999 we doubled our efforts with new products in several non-fishing categories. Of particular note were our efforts creating the hunting category with our Buckmasters(R) Deer Huntin'(TM) product, which outsold the competition by a wide margin. We reestablished leadership in the golf category with our Tiger Woods licensed golf games including Tiger Woods Ultimate Golf(TM), the first golf game that measures swing velocity and direction. Additionally, we pioneered physical "sweat" games with our hit Radica Rider(TM) snowboard game. This became the first game in the category that the player stands on and simulates the real activity of snowboarding.

We also diversified our business through acquisitions in 1999. The Girl Tech business we acquired in 1998 achieved $7.4 million in its first sales year
(1999) and successfully established itself in the marketplace as the leading brand of electronic toys for girls aged 8 to 12. The Password Journal(R) and Keepsafe Box(TM) were sell-outs at Christmas and ranked near the top of the "Youth Electronics" category. These and many other innovative products allowed us to grow the non-fishing and non-Hasbro part of Radica's business by 21% in 1999 in our traditional product categories.

In addition, Radica extended its electronic game business in 1999 into the category of video game controllers and peripherals through our acquisition of Leda Media Products Limited ("LMP"), Europe's leading third-party supplier of game control devices. This new category for Radica added $10.4 million to our 1999 sales during the last six months of the year after the acquisition was consummated.

In the ODM manufacturing area we added Konami, Mattel, Lexibook and Tsukuda as customers, lessening further our dependence on Hasbro, which accounted for less than 12% of our sales in the fourth quarter of 1999. Even so, we continue to work closely with Hasbro and have been granted six new product projects for 2000.

As we move forward into the year 2000 Radica's product line now fully demonstrates the diversified business structure we have been striving for these last two years. In addition to our Radica handheld games, Girl Tech products, LMP game controllers and ODM business, we added a fifth business segment for 2000 with our announcement in January of our "Radica Plug and Play(TM)" games based upon the XaviX(TM) technology. This multi-product line strategy creates not only a highly diversified business for Radica but provides multiple opportunities for growth in the future.

Radica Plug and Play(TM) is probably the most open-ended of these growth opportunities. It's really a new category that combines the physical play of handhelds with the video display and content play of video games. While both our consumer market research and trade response have been excellent, no one really knows yet what the size of this new category can be. 2000 will be the telling year as we launch our baseball, hunting, ping-pong and musical beat games into the market. Also, since we have acquired sublicensing rights to the XaviX(TM) technology for North America, we expect to benefit from sublicensing income and additional ODM projects using XaviX(TM) in 2001.

Girl Tech provides another significant growth opportunity. In 2000 we have not only significantly expanded our "Password" privacy line, but we have also taken our business to the Internet. The "Surfer Girl(TM)" web portal provides a wealth of Internet services to girls including e-mail, chat, games, search, advice and fun activities all in a safe, monitored environment. This subscription service will create the first on-line community for girls 8 to 12 years old. Plus it will be enhanced by our new Pocket Com(TM) PDA. This portable 128K computer unit will allow girls to download and upload e-mail, and to take the downloaded content from the web site with them wherever they go. It provides pre-teen girls with the ultimate access to the Internet created especially for them.

The handheld game business is also being taken by Radica to the Internet for the first time in 2000 with our Sports Nut(TM). This is a humorous, trash talking, sports trivia game that can be updated regularly with current sports trivia through connection to the Internet. As a result it is the first truly open-ended game experience in the handheld category.

Another great opportunity for growth in our handheld game business comes through our partnership with Electronic Arts ("EA") that was consummated last year. EA is now an equity partner with Radica through warrants granted to them in connection with this license. We received exclusive rights to the EA SPORTS(TM) brand for the handheld category as well as a right of first refusal on all their game titles. For 2000, seven EA SPORTS(TM) products are planned including Madden Football(TM) and Knockout Kings(TM). With so many hit games in their line, we are excited about the wealth of opportunities this partnership creates for Radica.

LMP also provides an exciting growth opportunity for Radica. It puts us in the mainstream of the video game controller business. Plus, we also are looking forward to LMP's assistance in building our European business for handhelds and Girl Tech products. LMP provides the expertise and infrastructure Radica was lacking in Europe. We also plan to return the favor by distributing their controllers in the US market.

2000 will be a transitionary year in the game controller business with new hardware platforms beginning to take hold. During such platform transition years this business is always difficult until the new platforms take hold and new products for these new platforms become available.

The ODM side of the controller business will provide some impetus to the category for Radica in 2000 and beyond. Our recently announced contract with Konami for their "Beat Mania" controller expands upon the ODM business LMP was already doing with Infogrames on "V Rally." We see many other opportunities to work closely with software providers including our handheld partners Electronic Arts.

In response to this growing controller opportunity as well as our desire to bring in-house as much of LMP's manufacturing as possible we recently announced the expansion of our China factory by about an additional 40%. Our ISO 9000 factory will continue to be our secret weapon in all our business segments by providing industry leading quality, customer service and profit margins.

We think the combination of all these efforts and accomplishments in 1999 has resulted in a diversified business with excellent growth potential for the future. It happened because of a truly monumental effort by our employees.

The foundation creating this potential is our people and Radica's unique sense of teamwork. We owe this team spirit, concern for people and dedication to innovation to our leader and friend Bob Davids who retired as CEO last May. Bob continues to provide inspiration through his involvement on our Board of Directors. We want to thank him for making Radica the company it is today.

In closing, we also want to thank our loyal shareholders who have stuck by Radica during a difficult year. With the foundation we have laid for the future during the past year we are confident that your trust will not go unrewarded.

Sincerely,

/s/ Patrick S. Feely                                 /s/ Jon N. Bengtson

Patrick S. Feely                                     Jon N. Bengtson
President and Chief Executive Officer                Chairman of the Board

March 10, 2000                                       March 10, 2000

MANAGEMENT'S  DISCUSSION  AND  ANALYSIS OF  FINANCIAL  CONDITION  AND RESULTS OF
--------------------------------------------------------------------------------
OPERATIONS
----------

RESULTS OF OPERATIONS

In December of 1998, Radica Games' Board of Directors approved a change in the Company's fiscal year end from October 31 to December 31. This resulted in a transition period from November 1, 1998 to December 31, 1998, which has been audited. However, for clarity of presentation and comparability, the discussion of results of operations compares the year ended December 31, 1999 to the unaudited twelve months ended December 31, 1998, followed by a comparison of the unaudited two months ended December 31, 1998 to two months ended December 31, 1997, a comparison of the fiscal year ended October 31, 1998 to the fiscal year ended October 31, 1997 and a comparison of the fiscal year ended October 31, 1997 to the fiscal year ended October 31, 1996. For purposes of the comparison of the year ended December 31, 1999 to the twelve months ended December 31, 1998, the unaudited twelve months ended December 31, 1998 are referred to as the prior year.

FISCAL 1999 COMPARED TO TWELVE MONTHS ENDED DECEMBER 31, 1998

The following table sets forth items from the Company's Consolidated Statements of Income as a percentage of net revenues:

                                                       Year ended December 31,
                                                   -----------------------------
                                                       1998              1999
                                                   -----------       -----------

Net revenues                                           100.0%           100.0%
Cost of sales                                           46.1%            58.6%

Gross margin                                            53.9%            41.4%
Selling, general and administrative expenses            17.8%            21.0%
Research and development                                 2.6%             4.5%
Acquired research and development                        0.9%               -
Depreciation and amortization                            2.4%             3.7%

Operating income                                        30.2%            12.2%
Other income                                             0.7%             0.9%
Share of loss of affiliated company                      0.3%             1.3%
Interest income, net                                     1.2%             1.1%

Income before income taxes                              31.9%            12.9%
(Provision) credit for income taxes                      0.1%            (0.1%)

Net income                                              32.0%            12.8%

Net sales for the year ended December 31, 1999 were $133.5 million, decreasing 16.2% from $159.4 million for the prior year.

The following table sets out the percentages of sales achieved from each category of products:

                                                                                      Year ended December 31,
                 -------------------------------------------------------------------------------------------------------------------
                                        1998                                                      1999
                 --------------------------------------------------------- ---------------------------------------------------------
                      % of Net           Net           Units      No. of        % of Net           Net           Units      No. of
Product Lines       Sales Value      Sales Value       Sold          Models   Sales Value      Sales Value       Sold       Models
-----------------  --------------- ------------------------------ ---------  --------------- ---------------  ------------ ---------
                                   (in thousands)  (in thousands)                        (in thousands)  (in thousands)

Fishing games               40.4%         $ 64,454         5,233        6             19.0%         $ 25,370         2,239         9

Hunting games                   -                -             -        -              8.1%           10,822           651         4

Action games                 9.8%           15,540         1,089        7              8.7%           11,678           803        12

Sports games                11.5%           18,355         1,316       12             12.1%           16,159         1,027        17

Casino games                 8.2%           13,040         3,181       66              7.6%           10,170         2,395        38

Heritage games               7.2%           11,513         1,084       19             10.2%           13,576         1,552        20

Girl Tech games              0.1%              145            11        2              5.6%            7,444           594         6

ODM products                22.8%           36,322         6,144       20             20.9%           27,897         6,109        22

Peripherals                     -                -             -        -              7.8%           10,406         1,871       139
                            -----           ------         -----      ---              ---            ------         -----       ---


Total                      100.0%        $ 159,369        18,058      132            100.0%        $ 133,522        17,241       267
                           =====         =========        ======      ===            =====         =========        ======       ===

During 1999, the Company sold 267 different models of games, totaling 17.2 million units, compared to 132 models totaling 18.1 million units in 1998, a decrease of 5.0%. Of the 267 models of Radica, Radica Gold and LMP games and peripherals sold during the period a number of models are discontinued lines, which unless the market warrants reintroduction, the Company only intends to continue selling so long as inventories exist. Twenty-seven new models were sold during 1999 (See "New Products Introduction"). The Company intends to introduce approximately 114 new models in 2000.

The gross profit for fiscal year 1999 was $55.3 million compared to $85.9 million for fiscal 1998, a decrease of 35.6%. The gross margin for the year was 41.4% compared to 53.9% for fiscal year 1998. The decrease in gross margin was due to the effect of the sales of lower margin controller product through LMP, the effect of increased licenses, reduced ODM margins, together with the effect of certain amounts of air freight due to shortages of raw materials due to the Taiwan earthquake earlier this year.

Operating profit for fiscal year 1999 was $16.3 million, a decrease of 66.1% from $48.1 million in fiscal 1998. Operating expenses increased to $39.0 million from $37.8 million in 1998. The increase was the result of increased research and development costs, together with increased depreciation and amortization due to the acquisition of LMP.

The following table lays out the changes in operating expenses for the major expense categories.


                                                    December 31,
                                       ----------------------------------------
                                             1998                   1999
                                       -----------------      -----------------
                                               (US dollars in millions)

Commissions                                  $ 5.0                  $ 2.9
Indirect salaries and wages                    6.9                    8.2
Advertising and promotion expenses             8.8                    8.9
Research and development expenses              5.6                    6.0

The decrease in commissions in 1999 was the result of the decrease in sales from 1998 combined with Radica USA's decision to move the sales function to several of its retail customers in-house. Indirect wages and salaries increased in 1999 as a result of the acquisition of LMP and management's decision to increase research and development and add several key management positions in the United States.

The effective blended tax rate for the year ended December 31, 1999 was a provision of 0.9% on continuing operations compared to a credit of 0.3% for fiscal 1998. The tax provision for the year was comprised of an expense of $0.2 million representing 0.9% of pre-tax income. This compared to a credit of $0.6 million in 1998, or 1.2% of pre-tax income. The increase in the tax provision for the year was as a result of taxable income in the US and the one-time deferred tax credit of $4.6 million in 1998.

During 1999, the Company wrote down a $1 million loan to its affiliate ShareGate due to actual losses in 1999 and anticipated ongoing losses in 2000. As the investment in ShareGate was at zero on the balance sheet at the end of 1999, there will be no further charges as a result of ShareGate in 2000.

Net profit for fiscal year 1999 was $17.1 million or $0.90 per share compared to $51.0 million or $2.41 per share in fiscal 1998.

CAPITAL RESOURCES AND LIQUIDITY

Cash and cash equivalents totaled $32.2 million at December 31, 1999, a drop of $15.4 million from December 31, 1998. Working capital at December 31, 1999 was $65.1 million, a $0.7 million decrease from working capital of $65.8 million at December 31, 1998. The decrease in working capital is due primarily to a decrease in net income offset by an increase in receivables and inventory resulting from the acquisition of LMP, Y2K related issues and Radica shares repurchased throughout the year. The ratio of current assets to current liabilities decreased to 3.6 at December 31, 1999 from 3.9 at December 31, 1998. This decrease in the current ratio is due mainly to the decrease in cash.

Short-term borrowings totaled $2.9 million at December 31, 1999, an increase of $1.4 million from December 31, 1998. $1.4 million at the short-term borrowings were notes held in escrow as a result of the LMP purchase and will mature in December of 2000. The remaining $1.5 million is the outstanding amount of an LMP credit facility.

The Company believes that its existing cash and cash equivalents and cash generated from operations are sufficient to satisfy the current anticipated working capital needs of its core business.

TWO MONTHS  ENDED  DECEMBER 31, 1998  COMPARED TO TWO MONTHS ENDED  DECEMBER 31,
1997

Net sales for the two months ended December 31, 1998 were $21.1 million, increasing 22% from $17.3 million for the prior year. Approximately 25% of sales related to Fishing games, 12.2% to Action games, 18.2% to Sports games, 7.0% to Heritage games, 0.7% to Girl Tech games, 9.5% to Casino games and 27.4% to ODM sales during the two months ended December 31, 1998 in comparison to 53.9%, 7.2%, 6.1%, 8.7%, 0%, 12.2% and 11.9% in the same period in 1997.

During the two months ended December 31, 1998, the Company sold 97 different models of games, totaling 2.4 million units, compared to 100 models totaling two million units in the same period in 1997, an increase of 20%. Of the 81 models of Radica, Girl Tech and Monte Carlo (now called Radica Gold) games sold during the period a number of models were discontinued lines, which unless the market warranted reintroduction, the Company intended to continue selling so long as inventories exist. Seven new models were sold during the period.

The gross profit for the two months ended December 31, 1998 was $10.4 million compared to $9.5 million for the two months ended December 31, 1997, an increase of 9.5%. The gross margin for the two months ended December 31, 1998 was 49.1% compared to 54.6% for the same period in 1997.

Operating profit for the two months ended December 31, 1998 was $5.4 million, a decrease of $0.4 million from $5.8 million for the same period in 1997. Operating expenses increased to $5.0 million from $3.6 million for the two months ended December 31, 1997.

The following table lays out the changes in operating expenses for the major expense categories.

                                             Two months ended December 31,
                                    --------------------------------------------
                                           1997                     1998
                                    -------------------      -------------------
                                               (US dollars in thousands)
Commissions                                $ 553                   $  791
Indirect salaries and wages                  730                    1,236
Advertising and promotion expenses           732                      421
Research and development expenses            320                      730

The effective blended tax rate for the two months ended December 31, 1998 was a provision of 2.9% compared to 1.2% for the two months ended December 31, 1997. The increase in tax expense for the period was as a result of the brought forward losses in the US subsidiary being used up resulting in the US profits of the distribution operation becoming fully taxable.

Net profit for the two months ended December 31, 1998 of $5.8 million or $0.31 per share compared to $6.1 million or $0.29 per share for the same period in 1997.

FISCAL 1998 COMPARED TO FISCAL 1997

Net sales for the year ended October 31, 1998 were $155.6 million, increasing 77.2% from $87.8 million for the prior year. Approximately 44% of sales related to Fishing games, 9.1% to Action games, 10% to Sports games, 7.4% to Heritage games, 8.5% to Casino games and 21% to ODM sales in fiscal 1998 in comparison to 40.7%, 2.7%, 9.3%, 12.3%, 15.6% and 19.4% in fiscal 1997. During 1998, the
Company
sold 125 different models of games, totaling 17.7 million units, compared to 156 models totaling 12.4 million units in 1997, an increase of 42.7%. Of the 125 models of Radica and Monte Carlo (now called Radica Gold) games sold during the period a number of models were discontinued lines, which unless the market warranted reintroduction, the Company intended to continue selling so long as inventories exist. Twenty new models were sold during 1998.

The gross profit for fiscal year 1998 was $85.0 million compared to $46.9 million for fiscal 1997, an increase of 81.2%. The gross margin for the year was 54.6% compared to 53.4% for fiscal year 1997.

Operating profit for fiscal year 1998 was $48.6 million, an increase of $20.5 million from $28.1 million in fiscal 1997. Operating expenses increased to $36.4 million from $18.8 million in 1997.

The following table lays out the changes in operating expenses for the major expense categories.

                                                     October 31,
                                       ----------------------------------------
                                             1997                   1998
                                       -----------------      -----------------
                                                (US dollars in millions)
Commissions                                 $ 2.45                 $ 4.73
Indirect salaries and wages                   4.72                   6.36
Advertising and promotion expenses            0.80                   9.20
Research and development expenses             2.10                   3.71

The effective blended tax rate for the year ended October 31, 1998 was a credit of 0.5% on continuing operations compared to a provision of 0.6% for fiscal 1997. The tax credit for the year was comprised of an expense of $4.0 million representing 7.8% of pre-tax income, offset by a one time deferred tax credit of $4.6 million. This compared to a charge of $0.2 million in 1997, or 0.6% of pre-tax income. The increase in tax expense for the year was as a result of the brought forward losses in the US subsidiary being used up resulting in the US profits of the distribution operation becoming fully taxable.

Net profit for fiscal year 1998 of $51.3 million or $2.53 per share compared to $29.6 million or $1.43 per share in fiscal 1997.

FISCAL 1997 COMPARED TO FISCAL 1996

Net sales for the year ended October 31, 1997 were $87.8 million, increasing 84.8% from $47.5 million for the prior year. Approximately 50.6% of sales related to Sports games, 12.4% to Heritage games, 2.7% to Action games, 15.7% to Casino games and 18.6% to ODM sales in fiscal 1997 in comparison to 18.1%, 17.3%, 0%, 40.5% and 24.1% in fiscal 1996. During 1997, the Company sold 156 different models of games, totaling 12.4 million units, compared to 139 models totaling 9.0 million units in 1996, an increase of 37.8%. Of the 147 models of Radica and Monte Carlo (now called Radica Gold) games sold during the period 122 models were discontinued lines, which unless the market warranted reintroduction, the Company only intended to continue selling so long as inventories exist. Ten new models were sold during 1997.

The gross profit for fiscal year 1997 was $46.9 million compared to $16.8 million for fiscal 1996, an increase of 179.2%. The gross margin for the year was 53.4% compared to 35.4% for fiscal year 1996. The increase in gross margin was due to higher sales volume of current and new product at historic margin levels relative to sales of low margin promotional product and ODM production. In addition, approximately 3.6% of the year end margin or $3.2 million was as a result of sales of product which had previously been written off.

Operating profit for fiscal year 1997 was $28.1 million, an increase from $1.8 million from fiscal 1996. Operating expenses increased 25.3% to $18.8 million from $15 million in 1996. Commissions increased 113% to $2.45 million from $1.15 million in fiscal 1996; indirect salaries and wages increased 36.8% to $4.72 million from $3.45 million in fiscal 1996; advertising and promotion expenses increased 11.1% to $0.8 million from $0.72 million in fiscal 1996; and research and development expenses increased 23.5% to $2.10 million from $1.70 million in fiscal 1996.

The effective blended tax rate for the year ended October 1997 was 0.6% on continuing operations compared to a credit of 3.9% for fiscal 1996. This was due to the effective USA tax rate of 34% combined with the 16.5% effective tax rate of the operations in Hong Kong and 0% effective tax rate of the manufacturing operation in China conducted by a British Virgin Islands subsidiary. It should be noted that the US subsidiary had significant releases of inventory provisions which were not taxable during the year, so that although it was profitable there was no tax charge.

Net profit for fiscal year 1997 of $29.6 million or $1.43 per share compared to $1.5 million or $0.07 per share in fiscal 1996.

                              RADICA GAMES LIMITED

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                                     December 31,  December 31,  October 31,
(US Dollars in thousands, except share data)                                             1999          1998          1998
                                                                                         ----          ----          ----
Current assets:
Cash and cash equivalents                                                             $  32,159    $  47,527     $  33,141
Accounts receivable, net of allowances for doubtful accounts of
 $389 ($446 at Dec. 31, 1998 and $466 at Oct. 31, 1998) and estimated
 customer returns of $624 ($1,077 at Dec. 31, 1998 and $1,375 at Oct. 31, 1998)          23,750       14,860        33,249
Inventories, net of provision of $2,339 ($2,437 at Dec. 31, 1998
 and 2,414 at Oct. 31, 1998)                                                             24,625       20,294        21,534
Prepaid expenses and other current assets                                                 4,752        1,041         1,126
Income taxes receivable                                                                   1,257          755           -
Deferred income taxes                                                                     3,677        3,754         4,545
                                                                                          -----        -----         -----

     Total current assets                                                                90,210       88,231        93,595
                                                                                         ------       ------        ------

Investment in affiliated company                                                            -            703           823
                                                                                         ------          ---           ---

Property, plant and equipment, net                                                       17,523       16,500        16,093
                                                                                         ------       ------        ------

Intangible assets, net                                                                   14,351        2,750         3,000
                                                                                         ------        -----         -----

Deferred income taxes, noncurrent                                                            11            6            10
                                                                                             --            -            --

     Total assets                                                                     $ 122,095    $ 108,190     $ 113,521
                                                                                      =========    =========     =========

                      LIABILITIES AND SHAREHOLDERS EQUITY

Current liabilities:
Short-term borrowings                                                                     1,464    $    -        $    -
Accounts payable                                                                         10,929        6,911        11,694
Accrued warranty expenses                                                                 1,100        2,500         2,470
Notes payable due within one year                                                         1,399         -             -
Accrued payroll and employee benefits                                                     2,511        2,688         3,510
Accrued advertising expenses                                                              1,203        1,308         6,178
Accrued sales expenses                                                                      856        3,598         3,316
Commissions payable                                                                         464          764         1,444
Accrued other expenses                                                                    5,091        2,534         3,005
Income taxes payable                                                                         70        2,152         2,065
                                                                                             --        -----         -----

     Total current liabilities                                                           25,087       22,455        33,682
                                                                                         ------       ------        ------

Notes payable due after one year                                                         10,946         -             -
                                                                                         ------       ------        ------
Shareholders' equity:
Common stock
 par value $0.01 each, 100,000,000 shares authorized, 17,639,594 shares outstanding
 (18,896,694 at Dec. 31, 1998 and 18,864,294 at Oct. 31, 1998)                              176          189           189
Additional paid-in capital                                                                1,757        9,382         9,298
Retained earnings                                                                        84,100       76,215        70,396
Accumulated other comprehensive income (loss)                                                29          (51)          (44)
                                                                                             --          ---           ---

     Total shareholders' equity                                                          86,062       85,735        79,839
                                                                                         ------       ------        ------

     Total liabilities and shareholders' quity                                        $ 122,095    $ 108,190     $ 113,521
                                                                                      =========    =========     =========

        See accompanying notes to the consolidated financial statements.

                             RADICA GAMES LIMITED

                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                    Year ended        Two months ended   Year Ended        Year Ended
                                                   December 31,         December 31,     October 31,       October 31,
(US Dollars in thousands,                              1999                  1998             1998              1997
except per share data)                                 ----                  ----             ----              ----
REVENUES:
Net sales                                         $     133,522        $      21,071    $     155,618     $      87,760
Cost of sales                                           (78,229)             (10,717)         (70,576)          (40,888)
                                                        -------              -------          -------           -------
Gross profit                                             55,293               10,354           85,042            46,872
                                                         ------               ------           ------            ------

OPERATING EXPENSES:
Selling, general and administrative expenses            (28,049)              (3,657)         (27,788)          (14,403)
Research and development                                 (6,036)                (730)          (3,710)           (2,099)
Depreciation and amortization                            (4,956)                (612)          (3,423)           (2,278)
Acquired research and development                          -                     -             (1,500)             -
                                                         ------               ------           ------            ------
Total operating expenses                                (39,041)              (4,999)         (36,421)          (18,780)
                                                        -------               ------          -------           -------

OPERATING INCOME                                         16,252                5,355           48,621            28,092

OTHER INCOME                                              1,231                  471              807               915

SHARE OF LOSS OF AFFILIATED COMPANY                      (1,748)                (120)            (334)             (141)

NET INTEREST INCOME                                       1,469                  289            1,896               913
                                                          -----                  ---            -----               ---

INCOME BEFORE INCOME TAXES                               17,204                5,995           50,990            29,779

PROVISIONS FOR INCOME TAXES                                (149)                (176)             266              (193)
                                                           ----                 ----              ---              ----

NET INCOME                                        $      17,055        $       5,819    $      51,256     $      29,586
                                                  =============        =============    =============     =============

EARNINGS PER SHARE - BASIC:

Net earnings per share                            $        0.94        $        0.31    $        2.53     $        1.43
                                                  =============        =============    =============     =============

Average number of shares outstanding                 18,144,179           18,883,455       20,239,790        20,761,020
                                                     ==========           ==========       ==========        ==========

EARNINGS PER SHARE - DILUTED:

Net earnings per share and
 dilutive potential common stock                  $        0.90        $        0.29    $        2.39     $        1.37
                                                  =============        =============    =============     =============

Average number of shares and dilutive
 potential common stock outstanding                  18,979,349           20,094,489       21,488,364        21,635,926
                                                     ==========           ==========       ==========        ==========


        See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                           (US dollars in thousands)



                                                         Common stock                                    Accumulated
                                                         ------------         Additional                    other         Total
                                                      Number                   paid-in      Retained    comprehensive  shareholders'
                                                    of shares      Amount      capital      earnings     income(loss)     equity
                                                   -----------   ----------   ----------   ----------   -------------  -------------
Balance at October 31, 1996                        20,680,000    $    207    $   28,371    $   3,214      $      21     $    31,813
Stock options exercised                               180,200           2           218          -              -               220
Net income                                                -           -             -         29,586            -            29,586
Foreign currency translation                              -           -             -            -              (26)            (26)
                                                   -----------   ----------   ----------   ----------     ----------    ------------

Balance at October 31, 1997                        20,860,200    $    209    $   28,859    $  32,800      $      (5)    $    61,593
Issuance of stock                                     190,094           2         3,598          -              -             3,600
Cancellation of repurchased stock                  (2,610,400)        (26)      (23,901)     (13,660)           -           (37,587)
Stock options exercised                               424,400           4         1,012          -              -             1,016
Net income                                                -           -             -         51,256            -            51,256
Foreign currency translation                              -           -             -            -              (39)            (39)
                                                   -----------   ----------   ----------   ----------     ----------    ------------

Balance at October 31, 1998                        18,864,294    $    189    $    9,298    $  70,396      $     (44)    $    79,839
Stock options exercised                                32,400         -              84          -              -                84
Net income                                                -           -             -          5,819            -             5,819
Foreign currency translation                              -           -             -            -               (7)             (7)
                                                   -----------   ----------   ----------   ----------     ----------    ------------

Balance at December 31, 1998                       18,896,694    $    189    $    9,382    $  76,215      $     (51)    $    85,735
Cancellation of repurchased stock                  (1,538,500)        (16)       (8,821)      (9,170)           -           (18,007)
Stock options exercised                               281,400          3            529          -              -               532
Grant of warrants                                         -           -             667          -              -               667
Net income                                                -           -             -         17,055            -            17,055
Foreign currency translation                              -           -             -            -               80              80
                                                   -----------   ----------   ----------   ----------     ----------    ------------

Balance at December 31, 1999                       17,639,594    $    176    $    7,757    $  84,100      $      29     $    86,062
                                                   ===========   ==========   ==========   ==========     ==========    ============

Accumulated other comprehensive income (loss) represents foreign currency translation adjustments. The comprehensive income of the
Company was $17,135, $5,812, $51,217 and $29,560 for the year ended December 31, 1999, the two months ended December 31, 1998 and the fiscal years ended October 31, 1998 and 1997, respectively.


        See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (US dollars in thousands)



                                                              Year ended      Two months ended      Year Ended         Year Ended
                                                             December 31,       December 31,        October 31,        October 31,
                                                                 1999               1998               1998               1997
                                                            ------------      ----------------     -------------      -------------
Cash flow from operating activities:
Net income                                                  $   17,055          $    5,819          $   51,256          $   29,586
Adjustments to reconcile net income to net cash
 provided by operating activities:
 Deferred income taxes                                              82                 795              (4,634)                108
 Depreciation                                                    2,389                 362               1,923               1,613
 Amortization                                                    2,567                 250               1,500                 665
 Share of loss of affiliated company                             1,748                 120                 334                 141
 Acquired research and development                                 -                   -                 1,500                 -
 Loss (gain) on disposal and write off of
  property, plant and equipment                                     62                   1                  22                 (21)
 Changes in assets and liabilities, net of effect from
  purchase of Leda Media Products Limited ("LMP"):
  Accounts receivable                                           (7,521)             18,382             (14,548)             (9,142)
  Inventories                                                   (2,986)              1,240              (9,793)               (757)
  Prepaid expenses and other current assets                     (3,572)                 85                (445)               (134)
  Accounts payable                                               3,365              (4,783)              3,485               2,674
  Accrued payroll and employee benefits                           (177)               (822)              2,261                 563
  Commissions payable                                             (300)               (680)                529                 439
  Accrued advertising expenses                                    (105)             (4,870)              5,460                 461
  Accrued sales expenses                                        (2,742)                282               2,062                (573)
  Accrued warranty expenses                                     (1,400)                 30                 309                 607
  Accrued other expenses                                         2,394                (471)                (53)              2,625
  Income taxes                                                  (2,286)               (668)              1,852                 168
                                                            ------------        ------------        ------------        ------------

Net cash provided by operating activities                        8,573              15,072              43,020              29,023
                                                            ------------        ------------        ------------        ------------

Cash flow from investing activities:
Decrease (increase) in short-term investments                      -                   -                 2,050              (1,973)
Proceeds from sale of property, plant and equipment                 47                  35                  33                  61
Purchase of property, plant and equipment                       (3,306)               (805)             (5,532)             (1,255)
Purchase of LMP, net of cash acquired                           (2,511)                -                   -                   -
Purchase of Girl Tech assets                                       -                   -                (2,400)                -
Investment in affiliated company                                (1,045)                -                  (963)             (1,000)
                                                            ------------        ------------        ------------        ------------

Net cash used in investing activities                           (6,815)               (770)             (6,812)             (4,167)
                                                            ------------        ------------        ------------        ------------

Cash flow from financing activities:
Repurchase of common stock                                  $  (18,077)         $      -            $  (37,587)         $      -
Funds from stock options exercised                                 532                  84               1,016                 220
Increase in short-term borrowings                                  349                 -                   -                   -
Repayment of long-term debt                                        -                   -                   -                   (99)
                                                            ------------        ------------        ------------        ------------

Net cash (used in) provided by financing activities            (17,126)                 84             (36,571)                121
                                                            ------------        ------------        ------------        ------------

Net (decrease) increase in cash and cash equivalents           (15,368)             14,386                (363)             24,977


                              RADICA GAMES LIMITED

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (US dollars in thousands)

                                                              Year ended      Two months ended      Year Ended         Year Ended
                                                             December 31,       December 31,        October 31,        October 31,
                                                                 1999               1998               1998               1997
                                                            ------------      ----------------     -------------      -------------
Cash and cash equivalents:
 Beginning of period                                            47,527              33,141              33,504               8,527
                                                            ------------        ------------        ------------        ------------

 End of period                                              $   32,159          $   47,527          $   33,141          $   33,504
                                                            ============        ============        ============        ============

Supplementary disclosures of cash flow information:
Cash paid during the period:
 Interest                                                   $      331          $      -            $       61          $       12
 Income taxes                                                    1,983                 -                 2,381                 -

Non-cash investing and financing activities:
 Loan notes for purchase of LMP                             $   12,345          $      -            $      -            $      -
 Grant of warrants                                                 667                 -                   -                   -



        See accompanying notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------
 (US dollars in thousands, except share and per share data)

1.   Organization and Basis of Financial Statements
---------------------------------------------------

     The Company designs, develops, manufactures and market a diverse line of electronic products including handheld and tabletop games, high-tech toys, video game controllers and peripherals, and Internet enabled appliances.

     The consolidated financial statements include the accounts of the Company and all subsidiaries. Investments in affiliates, owned more than 20 percent but not in excess of 50 percent, are recorded using the equity method. All significant intra-group transactions and balances have been eliminated on consolidation.

     The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are presented in US dollars.

2.   Change of Fiscal Year
--------------------------

     The Company had a change in its fiscal year end from October 31 to December 31 in accordance with industry practices. Accordingly, the current year ended on December 31, 1999. The accompanying financial statements and notes included results for the two-month transition period ended December 31, 1998, as required by the Securities and Exchange Commission.

3.   Summary of Significant Accounting Policies
-----------------------------------------------

     Cash and cash equivalents - Cash and cash equivalents include cash on hand, cash accounts, interest-bearing savings accounts, and time certificates of deposit with a maturity at purchase date of three months or less.

     Inventories - Inventories are stated at the lower of cost, determined by the weighted average method, or market value. Provision for potentially obsolete or slow-moving inventory is made based on management's analysis of inventory levels and future expected sales.

     Depreciation and amortization of property, plant and equipment - Depreciation is provided on the straight-line method at rates based upon the estimated useful lives of the property, generally not more than seven years except for leasehold land and buildings which are 50 years or where shorter, the remaining term of the lease, by equal annual instalments. Costs of leasehold improvements and leased assets are amortized over the life of the related asset or the term of the lease, whichever is shorter.

     Upon sale or retirement, the costs and related accumulated depreciation or amortization are eliminated from the respective accounts and any resulting gain or loss is included in income.

     Intangible assets - Intangible assets primarily represent the excess of the purchase price of acquisition of a business over the fair value of the net assets acquired ("goodwill"). Intangible assets also represent cost allocated to brand names. Such assets are amortized on a straight-line basis over the period estimated to be benefited, but not to exceed 20 years. The carrying value of intangible assets is periodically reviewed by the Company and impairments are recognized when there is a permanent diminution in value.

     Mold costs - The Company expenses all mold costs in the year of purchase or for internally produced molds, in the year of construction.

     Revenue recognition - Revenues are recognized as sales when merchandise is shipped. The Company permits the return of damaged or defective products and accepts limited amounts of product returns in certain other instances. Accordingly, the Company provides allowances for the estimated amounts of these returns at the time of revenue recognition, based on historical experience adjusted for known trends.

     Investments - Debt securities which the Company has both the positive intent and ability to hold to maturity are classified as held-to-maturity and carried at amortized cost. Debt securities which might be sold prior to maturity are classified as available-for-sale and carried at approximate fair value. Any material unrealized gains and losses related to available-for-sale investments, net of applicable taxes, are reported in other comprehensive income. The Company determines the appropriate classification of securities at the time of purchase and evaluates such classification as of each balance sheet date.

     Income taxes - Income taxes are provided based on an asset and liability approach for financial accounting and reporting of income taxes. Deferred income tax liabilities or assets are recorded to reflect the tax consequences in future years of differences between the taxable basis of assets and liabilities and the financial reporting amounts at each period end using rates currently in effect. A valuation allowance is recognized for any portion of the deferred tax asset for which realization is not likely.

     Advertising - The production costs of advertising are expensed by the Company the sooner of the first time the advertising takes place or the invoice date for the media purchase. Advertising costs associated with customer benefit programs are accrued as the related revenues are recognized. Advertising expense was $8,929, $415, $9,121 and $735 for the year ended December 31, 1999, the two months ended December 31, 1998, and the fiscal years ended October 31, 1998 and 1997, respectively.

     Foreign currency translation - Assets and liabilities of foreign currency are translated into US dollars using the exchange rates in effect at the balance sheet date. Revenues and expenses in foreign currencies are translated into US dollars using average monthly exchange rates during each reporting period. The impact of exchange rate changes is dealt with as a separate component of equity. Net gains (losses) from foreign exchange transactions of $308, $(18), $(281) and $(122) for the year ended December 31, 1999, the two months ended December 31, 1998, and the fiscal years ended October 31, 1998 and 1997, respectively, are included in selling, general and administrative expenses.

     Post-retirement and post-employment benefits - The Company does not provide
     post-retirement   benefits   other   than   pensions   to   employees   and
     post-employment benefits are immaterial.

     Warranty - Future warranty costs are provided for at the time of revenue recognition based on management's estimate by reference to historical experience adjusted for known trends.

     Stock options - The Company continues to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", in accounting for its stock options. As a result, no compensation expense has been recognized as the exercise price of the Company's employee stock options equals the market price of the underlying stock at the date of grant. Pro forma disclosures of the effect on net income and earnings per share as if the Company had accounted for its employee stock options under the fair value method prescribed by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", are shown in note 14.

     Earnings per share - Earnings per share is based on the weighted average number of shares of common stock and dilutive potential common stock outstanding. Dilutive potential common stock results from dilutive stock options. The effect of such dilutive potential common stock on net income per share is computed using the treasury stock method.

     Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of certain assets, liabilities, revenues and expenses as of and for the reporting periods. Actual results could differ from those estimates. Differences from those estimates are reported in the period they become known.

     New Accounting Pronouncement - In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Implementation of SFAS No. 133 is required commencing with the first quarter of 2001. The Company does not expect the adoption to have a material impact on the Company's consolidated financial statements.

     Reclassifications - Certain reclassifications have been made to prior period amounts to conform with the 1999 presentation and to comply with new SFAS's.

4.   Inventories
----------------

     Inventories by major categories are summarized as follows:


                       December 31,        December 31,          October 31,
                           1999                1998                 1998
                      ---------------     ----------------     ----------------

Raw materials                $ 5,397              $ 4,580              $ 4,650
Work in progress               5,166                6,731                5,733
Finished goods                14,062                8,983               11,151
                      ---------------     ----------------     ----------------
                            $ 24,625             $ 20,294             $ 21,534
                      ===============     ================     ================

5.   Investment in Affiliated Company
-------------------------------------

     In May 1997, the Company acquired approximately 35% of the capital stock of ShareGate, Inc. (formerly known as U-Tel, Inc.), a private company incorporated in Nevada, United States of America, which is engaged in research and development of telecommunication equipment, for $1,000 in cash. ShareGate, Inc. is in the early stages of its product development cycle and accordingly the excess purchase price over fair value of the net assets acquired of $665, was charged to operations for the year ended October 31, 1997. In July 1998, following a refinancing of ShareGate, Inc., the Company purchased additional shares for $963 in cash. This allowed the Company to maintain its percentage interest in ShareGate, Inc. During the year of 1999, ShareGate, Inc. raised a round of venture financing of which Radica granted a one million dollars bridge loan to ShareGate, Inc.

     As a result of losses incurred and projected ongoing losses at ShareGate, Inc. in 2000, the Company recognized charges for share of losses in ShareGate, Inc. associated with impairment of the bridge loan.

     The following is a summary of investment activities in ShareGate, Inc.:

                                                        Amount due
                                      Shares         from affiliated
                                    investment           Company         Total
                                    -------------       ----------     --------

Investment                               $ 1,000          $     -      $ 1,000
Amortization of goodwill                    (665)               -         (665)
Equity in net loss                          (141)               -         (141)
                                    -------------       ----------     --------
Balance as October 31, 1997              $   194          $     -      $ 194
Additional investment                        963                -          963
Equity in net loss                          (334)               -         (334)
                                    -------------       ----------     --------
Balance as October 31, 1998              $   823          $     -      $   823
Equity in net loss                          (120)               -         (120)
                                    -------------       ----------     --------
Balance as December 31, 1998             $   703          $     -      $   703
Bridge loan and accrued interests              -            1,045        1,045
Equity in net loss                          (703)            (633)      (1,336)
Provision of impairment                        -             (412)        (412)
                                    -------------       ----------     --------
Balance as December 31, 1999             $     -          $     -      $     -
                                    =============       ==========     ========

6.   Property, Plant and Equipment
----------------------------------

     Property, plant and equipment consists of the following:

                                    December 31,   December 31,      October 31,
                                        1999          1998              1998
                                    -----------    -------------     -----------

Land and buildings                    $ 12,261      $ 11,958           $ 11,950
Plant and machinery                      7,385         5,777              5,549
Furniture and equipment                  6,124         4,191              4,003
Leasehold improvements                   2,562         2,192              1,866
                                         -----         -----              -----
     Total                            $ 28,332      $ 24,118           $ 23,368
Less: Accumulated depreciation
           and amortization            (10,809)       (7,618)            (7,275)
                                       -------        ------             ------
     Total                            $ 17,523      $ 16,500           $ 16,093
                                      ========      ========           ========


7.   Acquisition
----------------

     On June 24, 1999, the Company acquired Leda Media Products Limited ("LMP"), the leading supplier of third party video game controllers in the U.K. The Company purchased LMP for approximately $16 million. The acquisition price consisted of cash payment of approximately $2.6 million, assumption of LMP net indebtedness of approximately $1.1 million and issuance of notes payable for $12.3 million. The transaction has been accounted for using the purchase method. The purchase price has been allocated to the assets acquired and liabilities assumed based on estimates of fair values as of the acquisition date. The Company recorded goodwill of $13.5 million which is being amortized on a straight-line basis over a fifteen year fiscal period. The pro forma results of operation have not been presented because the effect of the acquisition was not material to the Company's consolidated financial statements.

8.   Intangible Assets
----------------------

     Intangible assets consist of the excess of purchase price over the estimated fair value of net assets acquired in acquisition of LMP and Girl Tech(R), and acquired use in certain cases of the Electronic Arts(TM) ("EA") brand name.

     During the year of 1999, the Company and EA announced a strategic alliance for the extension of EA brands and game properties in the dedicated electronic handheld game category. As part of this alliance, the Company entered into a worldwide licensing agreement with EA. In an additional agreement, the Company granted EA warrants to purchase 375,000 shares of the Company common stock during the term of the agreement. The agreement with EA runs through the end of 2002. The fair value of the warrants of $667 has been recorded as an intangible asset for the acquired license. The asset is being amortized on a straight-line basis over the term of agreement.

     The Company purchased the assets and business of KidActive, LLC, dba Girl Tech(R) during the quarter ended April 30, 1998. KidActive, LLC, dba Girl Tech(R) was a development stage enterprise and had not traded prior to the Company's acquisition of its assets. The Company purchased the assets and business of KidActive, LLC, dba Girl Tech(R) for $2.4 million in cash plus 190,094 shares, a total of $6 million. Of this $4.5 million was capitalized as goodwill and brand name, and $1.5 million was written off immediately as purchased research and development. Goodwill and brand name are being amortized over a three year fiscal period on a straight-line basis.

     Accumulated amortization was $4,317, $1,750 and $1,500 at December 31, 1999 and 1998, and October 31, 1998, respectively.

9.   Short-term Borrowings
--------------------------

     Under line of credit arrangements for short-term debt with various banks, the Company has available approximating $9 million on such terms as the Company and the banks mutually agree upon. Substantially all of the short-term borrowings outstanding at the end of 1999 represent borrowings made under, or supported by, these lines of credit and the weighted average interest rate of the outstanding borrowings was approximately 6%.

10.  Income Taxes
-----------------

     The components of income (loss) from continuing operations before income taxes are as follows:



                  Year ended     Two months ended      Year ended     Year ended
                 December 31,       December 31,       October 31,   October 31,
                     1999               1998              1998           1997
                     ----               ----              ----           ----

United States      $ (1,349)          $   827          $ 11,579        $ 2,167
International        18,553             5,168            39,411         27,612
                     ------             -----            ------         ------
                   $ 17,204           $ 5,995          $ 50,990       $ 29,779
                   ========           =======          ========       ========

     The Company incorporated its share of loss of US affiliated company, ShareGate, Inc., into the results of United States. The share of loss was $1,748, $120, $334 and $141 for the year ended December 31, 1999, the two months ended December 31, 1998, and the fiscal years ended October 31, 1998 and 1997, respectively.

     As the Company's subsidiary in the People's Republic of China ("PRC") is a sino-foreign joint venture enterprise, it is eligible for an exemption from income tax for two years starting from the first profitable year of operations and thereafter a 50 percent relief from income tax for the following three years under the Income Tax Law of the PRC. That subsidiary had its first profitable year of operations in the year ended December 31, 1997 and the 1999 effective tax rate was 12%. In addition, under the existing processing arrangement and in accordance with the current tax regulations in the PRC, manufacturing income generated in the PRC is not subject to PRC income taxes.

     The provision (credit) for income taxes consists of the following:

                                                    Year ended       Two months ended         Year ended           Year ended
                                                   December 31,        December 31,          October 31,          October 31,
                                                       1999                1998                 1998                 1997
                                                  ---------------     ----------------     ----------------     ----------------

United States

     State tax expense (benefit), net of
         federal tax expense (benefit)                     $ 145               $ (623)             $ 4,307                $ (38)
     Change in deferred tax                                   39                  795               (4,634)                 108
                                                  ---------------     ----------------     ----------------     ----------------
                                                  ---------------     ----------------     ----------------     ----------------
                                                           $ 184               $  172              $  (327)               $  70
                                                  ---------------     ----------------     ----------------     ----------------
International

     Current income tax                                    $ (78)              $    4              $    61                $ 123
     Change in deferred tax                                   43                    -                    -                    -
                                                  ---------------     ----------------     ----------------     ----------------
                                                  ---------------     ----------------     ----------------     ----------------
                                                           $ (35)              $    4              $    61                $ 123
                                                  ---------------     ----------------     ----------------     ----------------
Total provision (credit)
   for income tax                                          $ 149               $  176              $  (266)               $ 193
                                                  ===============     ================     ================     ================


     A reconciliation between the provision (credit) for income taxes computed by applying the statutory tax rates in the United States to income before income taxes and the actual provision (credit) for income taxes is as follows:


                                                    Year ended       Two months ended         Year ended           Year ended
                                                   December 31,        December 31,          October 31,          October 31,
                                                       1999                1998                 1998                 1997
                                                  ---------------     ----------------     ----------------     ----------------

US statutory rate                                            34%                  34%                  34%                  34%
                                                  ---------------     ----------------     ----------------     ----------------

Provision for income taxes at
  statutory rate on income                               $ 5,849              $ 2,038             $ 17,337             $ 10,125
State income taxes                                             8                   38                  133                    7
International rate differences                            (6,016)                (683)             (15,369)              (9,807)
Accounting losses (gains) for
   which deferred income tax
   cannot be recognized                                      212               (1,029)               1,991                  430
Increase (decrease) in
   valuation allowance                                       226                    -               (4,406)                (854)
Other                                                       (130)                (188)                  48                  292
                                                  ---------------     ----------------     ----------------     ----------------
Income tax provision (credit)                            $   149              $   176             $   (266)            $    193
                                                  ===============     ================     ================     ================

     Deferred income taxes reflect the net tax effect of temporary differences between the amounts of assets and liabilities for income tax purposes compared with the respective recorded amounts for financial statement purposes. Significant components of the Company's deferred taxes assets and liabilities are as follows:


                                                   December 31,        December 31,          October 31,
                                                       1999                1998                 1998
                                                  ---------------     ----------------     ----------------
Deferred tax assets (liabilities):
Excess of tax over financial
     reporting depreciation                          $    67              $   (79)             $   (79)
Tax losses                                             1,841                1,714                    -
Bad debt allowance                                       132                  151                  158
Advertising allowances                                   409                  445                2,100
Inventory obsolescence reserve                           355                   44                  749
Accrued sales adjustments and returns                    519                1,665                1,583
Other                                                    581                 (180)                  44
                                                     -------              -------              -------
                                                       3,904                3,760                4,555
Valuation allowance                                     (226)                   -                    -
                                                     -------              -------              -------
                                                     $ 3,678              $ 3,760              $ 4,555
                                                     =======              =======              =======


11.  Notes Payable
------------------

     On June 24, 1999, the Company entered into a $12.3 million guaranteed loan agreement with the sellers as part of the financing of the LMP acquisition. Interest on the loan notes is based on US$ LIBOR offered rate minus 130 basis points and is payable quarterly. The terms of the loan are subject to certain financial covenants used for financing of this type. The aggregate principal maturities of the loan notes for the next five years are as follows:


                                           December 31,
                                               1999
                                       ----------------------

2000                                     $            1,399
2001 to 2003                                              -
2004                                                 10,946
                                       ----------------------
                                         $           12,345

                                       ======================

12.  Common Stock
-----------------

     During the year ended December 31, 1999, the Company repurchased 1,538,500 shares at an average price of $11.66 per share under the Company's authorized repurchase programs. All repurchased shares were cancelled. As of December 31, 1999, approximately 0.9 million shares remain available for repurchase under the repurchase programs.

     During the year ended October 31, 1998, the Company repurchased 2,610,400 shares at an average price of $14.36 per share under these programs. All repurchased shares were cancelled.

     During the quarter ended April 30, 1998, the Company issued 190,094 shares of newly issued common stock at $18.938 per share as a portion of the acquisition price for the assets and business of KidActive, LLC, dba Girl Tech(R).

13.  Earnings Per Share
-----------------------

     The following information shows the numbers used in computing earnings per share and the effect on income and the weighted average number of shares of dilutive potential common stock:

                                             Year ended         Two months ended         Year ended            Year ended
                                             December 31,          December 31,          October 31,           October 31,
                                                 1999                  1998                  1998                  1997
                                           -----------------     -----------------     -----------------     -----------------
Numerator for basic and diluted
  earnings per share:

  Net income                                  $    17,055           $     5,819           $    51,256           $    29,586
                                           =================     =================     =================     =================

Denominator:
  Denominator for basic
     earnings per share                        18,144,179            18,883,455            20,239,790            20,761,020
  Effect of dilutive options                      835,170             1,211,034             1,248,574               874,906
                                           -----------------     -----------------     -----------------     -----------------
  Denominator for diluted
     earnings per share                        18,979,349            20,094,489            21,488,364            21,635,926
                                           =================     =================     =================     =================

Basic earnings per share:                     $      0.94           $      0.31           $      2.53           $      1.43
                                           =================     =================     =================     =================

Diluted earnings per share:                   $      0.90           $      0.29           $      2.39           $      1.37
                                           =================     =================     =================     =================


     Options and warrants on 1,286,000  shares of common stock were not included
     in  computing   diluted   earnings  per  share  since  their  effects  were
     antidilutive.

14.  Stock Options
------------------

     The Company's 1994 Stock Option Plan of employees and directors (the "Stock Option Plan") provided for options to be granted for the purchase of an aggregate of 1,600,000 shares of common stock at per share prices not less than 100% of the fair market value at the date of grant as determined by the Compensation Committee of the Board of Directors. Following approval at the annual shareholders meetings in April 1997 and 1998, and the meeting of the Board of Directors in June 1999, the Stock Option Plan's aggregated common stock increased by 400,000, 800,000 and 60,000, respectively. In total, the Stock Option Plan's aggregate common stock increased to 2,860,000 shares available for options. Options under this plan are generally exercisable ratably over five years from the date of grant unless otherwise provided.

     Option activity for each of the periods ended December 31, 1999 and 1998 and October 31, 1998 and 1997:

                                                              Weighted average
                                               Number          exercise price
                                             of shares           per share
                                             ---------           ---------
                                           (in thousands)

Outstanding at October 31, 1996                  1,166              $ 2.09
Options granted                                    856                2.98
Options cancelled                                  (86)               8.22
Options exercised                                 (180)               1.22
                                          -------------
Outstanding at October 31, 1997                  1,756              $ 2.31
Options granted                                    649               13.97
Options cancelled                                  (43)              14.63
Options exercised                                 (424)               2.39
                                          -------------
Outstanding at October 31, 1998                  1,938              $ 5.92
Options granted                                    135               15.05
Options cancelled                                    -                   -
Options exercised                                  (32)               2.59
                                          -------------
Outstanding at December 31, 1998                 2,041              $ 6.58
Options granted                                    307               11.48
Options cancelled                                  (66)               8.27
Options exercised                                 (282)               1.89
                                          -------------
Outstanding at December 31, 1999                 2,000              $ 7.93
                                          =============

Exercisable at December 31, 1999                   492              $ 8.26

     The following is additional information relating to options outstanding as of December 31, 1999:



                                               Options outstanding                           Options exercisable
                       -----------------------------------------------------------   -----------------------------
                                                               Weighted average
                                            Weighted average       remaining                        Weighted average
  Exercise                  Number         exercise price         contractual          Number       exercise price
  price range              of shares          per share          life (years)         of shares       per share
  -----------              ---------          ---------          ------------         ---------       ---------
                        (in thousands)                                             (in thousands)

$ 1.090 to 2.000               602             $ 1.31                   6.24             157           $ 1.29
$ 2.001 to 4.000               316               3.49                   7.32              94             3.45
$ 4.001 to 6.000                 7               5.00                   7.43               1             5.00
$ 6.001 to 8.000                42               6.83                   7.64              12             7.00
$ 8.001 to 10.000               62               9.45                   9.32               2             8.50
$ 10.001 to 12.000             421              10.91                   8.96              64            11.03
$ 12.001 to 14.000             179              12.70                   8.95              10            13.10
$ 14.001 to 16.000             135              14.84                   8.72              31            14.97
$ 16.001 to 18.000             141              16.94                   8.42              78            16.92
$ 18.001 to 20.000              95              19.05                   8.31              43            18.88
                             ------                                                      ---
                             2,000             $ 7.93                   7.77             492           $ 8.26
                             ======                                                      ===

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The weighted average fair value of stock options at date of grant of $4.54, $7.79, $7.23 and $1.59 per option for the year ended December 31, 1999, the two months ended December 31, 1998, and the fiscal years ended October 31, 1998 and 1997, respectively, were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:



                                                    Year ended        Two months ended       Year ended           Year ended
                                                   December 31,        December 31,          October 31,          October 31,
                                                       1999                1998                 1998                 1997
                                                  ---------------     ----------------     ----------------     ----------------
Expected life of options                              5 years             5 years              5 years              5 years
Risk-free interest rate                                5.1%                6.5%                 6.5%                 6.5%
Expected volatility of underlying stock                35%                  50%                  50%                  50%
Dividends                                               0%                   0%                   0%                   0%

The Black-Scholes option pricing models require the input of highly subjective assumptions, including the expected volatility of stock price. Because changes in subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide a reliable single measure of the fair value of the stock options.

     If the Company had accounted for its stock option plans by recording compensation expenses based on the fair value at grant date for such awards consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts as follows:

                                                   Year ended        Two months ended       Year ended           Year ended
                                                   December 31,        December 31,          October 31,          October 31,
                                                       1999                1998                 1998                 1997
                                                  ---------------     ----------------     ----------------     ----------------

Pro forma net income                                 $ 15,719             $ 5,633              $ 50,548             $ 29,154
Pro forma earnings per share
     Basic                                               0.87                0.30                  2.50                 1.40
     Diluted                                             0.83                0.28                  2.35                 1.35

15.  Concentrations of Credit Risk and Major Customers
------------------------------------------------------

     Accounts receivable of the Company are subject to a concentration of credit risk with customers in the retail sector. This risk is limited due to the large number of customers composing the Company's customer base and their geographic dispersion, though the Company's games business has two customers which accounted for more than twenty percent and eighteen percent of net sales for the year ended December 31, 1999, two customers which accounted for more than thirty percent and twenty-seven percent of net sales in the two months ended December 31, 1998 and three customers which accounted for more than twenty-five percent, twenty-one percent and ten percent of net sales in fiscal year 1998 and three customers which accounted for more than twenty percent, eighteen percent and ten percent of net sales in fiscal year 1997. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers.

16.  Estimated Fair Value of Financial Instruments
--------------------------------------------------

     The estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments". The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. The estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

     The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, notes payable and warrants are reasonable estimates of their fair value.

17.  Commitments, Contingencies and Pledge Of Assets
----------------------------------------------------

     The Company leases certain warehouses and equipment under operating leases. Total expense for the operating leases was $534, $82, $401 and $358 for the year ended December 31, 1999, the two months ended December 31, 1998 and the fiscal year ended October 31, 1998 and 1997, respectively.

     At December 31, 1999, the Company was obligated under operating leases requiring future minimum lease payments as follows:

                                                     Operating leases

                                                   ----------------------

2000                                                             $   541
2001                                                                 276
2002                                                                 108
2003                                                                 107
2004                                                                 106
Thereafter                                                           461
                                                   ----------------------
Total minimum lease payments                                     $ 1,599
                                                   ======================

     At December 31, 1999, the Company's guaranteed loan agreements and general banking facilities including overdraft and trade facilities were collateralized by certain leasehold land and buildings, bank balances, and inventories with a net book value of $4,762, $12,044 and $10,894, respectively.

18.  Retirement Plan
--------------------

     In Hong Kong, the Company has defined contribution retirement plans covering substantially all employees. Under these plans, eligible employees may contribute amounts through payroll deductions which are 5% or more of individual salary, supplemented by employer contributions ranging from 5% to 10% of individual salary depending on the years of service. The expenses related to these plans were $192, $27, $125 and $94 for the year ended December 31, 1999, the two months ended December 31, 1998, and the fiscal years ended October 31, 1998 and 1997, respectively.

19.  Segment Information
------------------------

     Effective the year of 1999, the Company adopted the SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". The adoption of SFAS No. 131 did not affect results of operations or financial position, but did affect the disclosure of segment information. As a result of this change, prior periods' presentations are restated to conform to current year presentations.

     Prior to the acquisition of LMP, the Company historically operated in one principal industry segment: the design, development, manufacture and distribution of a variety of electronic and mechanical handheld and tabletop games. On June 24, 1999, the Company acquired LMP. Due to the distinct differences between the core products of LMP and the remainder of the Company, the Company has decided to operate and report on these product lines as two different business segments: Peripherals, which includes video game controllers and steering wheels and other video games accessories; and Games, which includes electronic and mechanical handheld and tabletop games.

     The Company evaluates performance and allocates resources based on income or loss from operations before interest and income taxes, not including profits and losses on the Company's investment portfolio. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

     A summary of the Company's two business segments is set forth below. The information of peripherals included the period from June 24, 1999 (date of acquisition) through December 31, 1999.

                                                    Year ended        Two months ended       Year ended           Year ended
                                                   December 31,        December 31,          October 31,          October 31,
                                                       1999                1998                 1998                 1997
                                                  ---------------     ----------------     ----------------     ----------------
Net sales

  Games                                                $ 123,116            $  21,071            $ 155,618            $  87,760
  Peripherals                                             10,406                    -                    -                    -
                                                  ---------------     ----------------     ----------------     ----------------
Total net sales                                        $ 133,522            $  21,071            $ 155,618            $  87,760
                                                  ===============     ================     ================     ================

Depreciation and amortization

  Games                                                $   3,981            $     612            $   3,423            $   2,278
  Peripherals                                                975                    -                    -                    -
                                                  ---------------     ----------------     ----------------     ----------------
Total depreciation and amortization                    $   4,956            $     612            $   3,423            $   2,278
                                                  ===============     ================     ================     ================

Segment income (loss)
  Games                                                $  18,547            $   5,826            $  49,428            $  29,007
  Peripherals                                             (1,064)                   -                    -                    -
                                                  ---------------     ----------------     ----------------     ----------------
Total segment income                                   $  17,483            $   5,826            $  49,428            $  29,007

Corporate and unallocated

  Interest income                                          1,800                  289                1,957                  924
  Interest expense                                          (331)                   -                  (61)                 (11)
  Equity in net loss of
     affiliated company                                   (1,748)                (120)                (334)                (141)
                                                  ---------------     ----------------     ----------------     ----------------
Total consolidated income
     before income taxes                               $  17,204            $   5,995            $  50,990            $  29,779
                                                  ===============     ================     ================     ================

Segment assets

  Games                                                $  67,347            $  59,960            $  79,557            $  45,751
  Peripherals                                             22,589                    -                    -                    -
  Corporate and unallocated                               32,159               48,230               33,964               33,698
                                                  ---------------     ----------------     ----------------     ----------------
Total consolidated assets                              $ 122,095            $ 108,190            $ 113,521            $  79,449
                                                  ===============     ================     ================     ================

Capital expenditures

  Games                                                $   3,177            $     805            $   5,532            $   1,255
  Peripherals                                                129                    -                    -                    -
                                                  ---------------     ----------------     ----------------     ----------------
Total capital expenditures                             $   3,306            $     805            $   5,532            $   1,255
                                                  ===============     ================     ================     ================

     Assets included in corporate and unallocated principally are cash and cash equivalents, investment in affiliated company and certain unallocated property, plant and equipment.

     Information about the Company's operations in different geographic areas is set forth in the table below. Net sales are attributed to countries based on the location of customers, while identifiable assets are reported based on their location.

                                                    Year ended        Two months ended       Year ended           Year ended
                                                   December 31,        December 31,          October 31,          October 31,
                                                       1999                1998                 1998                 1997
                                                  ---------------     ----------------     ----------------     ----------------

Net sales:
     United States and Canada                          $ 118,779            $  20,556            $ 148,571             $ 74,957
     Asia Pacific and other countries                      1,557                  131                5,934               12,295
     Europe                                               13,186                  384                1,113                  508
                                                  ---------------     ----------------     ----------------     ----------------
                                                       $ 133,522            $  21,071            $ 155,618             $ 87,760
                                                  ===============     ================     ================     ================
Identifiable assets:
     United States and Canada                          $  39,702            $  35,212            $  47,028             $ 25,568
     Asia Pacific and other countries                     55,908               72,449               65,836               53,445
     Europe                                               26,485                 529                   657                 436
                                                  ---------------     ----------------     ----------------     ----------------
                                                       $ 122,095            $ 108,190            $ 113,521             $ 79,449
                                                  ===============     ================     ================     ================

20.      Valuation and Qualifying Accounts
------------------------------------------

                                                    Balance at          Charged to                                   Balance at
                                                    beginning            cost and           Deductions /                 end of
                                                    of period            expenses            write-offs                  period
                                                    ---------            --------            ----------                  ------

Year ended October 31, 1997
     Allowances for doubtful accounts                  $     234            $     818            $    (144)           $     908
     Estimated customer returns                              817                1,995                 (485)               2,327
     Provision for inventories                             8,419                    -               (4,940)               3,479
                                                  ---------------     ----------------     ----------------     ----------------
                                                       $   9,470            $   2,813            $  (5,569)           $   6,714
                                                  ===============     ================     ================     ================
Year ended October 31, 1998
     Allowances for doubtful accounts                  $     908            $     213            $    (655)               $ 466
     Estimated customer returns                            2,327                  456               (1,408)               1,375
     Provision for inventories                             3,479                1,105               (2,170)               2,414
                                                  ---------------     ----------------     ----------------     ----------------
                                                       $   6,714            $   1,774            $  (4,233)           $   4,255
                                                  ===============     ================     ================     ================
Two months ended December 31, 1998
     Allowances for doubtful accounts                  $     466            $       -            $     (20)           $     446
     Estimated customer returns                            1,375                    -                 (298)               1,077
     Provision for inventories                             2,414                   23                    -                2,437
                                                  ---------------     ----------------     ----------------     ----------------
                                                       $   4,255            $      23            $    (318)           $   3,960
                                                  ===============     ================     ================     ================

Year ended December 31, 1999
     Allowances for doubtful accounts                  $     446            $       3            $     (60)           $     389
     Estimated customer returns                            1,077                  705               (1,158)                 624
     Provision for inventories                             2,437                  407                 (505)               2,339
                                                  ---------------     ----------------     ----------------     ----------------
                                                       $   3,960            $   1,115            $  (1,723)           $   3,352
                                                  ===============     ================     ================     ================

21.      Selected Quarterly Financial Data (Unaudited)
------------------------------------------------------

                                                                              Quarter ended

                                           ---------------------------------------------------------------------
                                              Mar. 31           Jun. 30           Sep. 30           Dec. 31
                                           ---------------   ---------------   ---------------   ---------------
Year ended December 31, 1999
   Net sales                                     $ 17,906          $ 23,756          $ 47,388          $ 44,472
   Gross profit                                     8,780            10,073            18,731            17,709
   Net income                                       3,154             2,205             8,817             2,879
   Basic earnings per share                          0.17              0.12              0.50              0.16
   Diluted earnings per share                        0.16              0.12              0.48              0.16

Year ended December 31, 1998
   Net sales                                     $ 27,973          $ 34,265          $ 49,758          $ 47,373
   Gross profit                                    15,821            19,474            26,746            23,890
   Net income                                       8,828            10,161            14,919            17,046
   Basic earnings per share                          0.43              0.50              0.75              0.90
   Diluted earnings per share                        0.41              0.47              0.71              0.85

     Stock options exercised in conjunction with cancellation of repurchased common stock caused a significant change in the shares outstanding used in computing earnings per share between quarters. Due to this change in shares outstanding, the sum of quarterly earnings per share doe not equal year-to-date earnings per share.

                          INDEPENDENT AUDITORS' REPORT



To the Shareholders and Directors of Radica Games Limited


We have audited the accompanying consolidated balance sheets of Radica Games Limited and subsidiaries as of December 31, 1999 and 1998, and as of October 31, 1998, and the related consolidated statements of operations, shareholders' equity and cash flows for the year ended December 31, 1999, the two months ended December 31, 1998 and each of the years in the two-year period ended October 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Radica Games Limited and subsidiaries as of December 31, 1999 and 1998, and as of October 31, 1998, and the results of their operations and their cash flows for the year ended December 31, 1999, the two months ended December 31, 1998 and each of the years in the two-year period ended October 31, 1998, in conformity with accounting principles generally accepted in the United States of America.


/S/ Deloitte Touche Tohmatsu

HONG KONG
February 10, 2000

COMMON STOCK DATA

As of January 31, 2000 there were approximately 110 record holders of the Company's common stock. The Company believes that this represents more than 2,000 individual shareholders.

Price Range of Common Stock
---------------------------


Fiscal Year and Quarter
-----------------------

                                                       High         Low
1999

   Fourth............................................  $ 9 11/16   $ 7
   Third.............................................   11  1/8      8 1/4
   Second............................................   13  5/8      9
   First.............................................   16  5/16    12 3/8

1998

   Two months stub period ending December 31, 1998...  $17  1/2    $13 5/8
   Fourth............................................   16  5/8      9 3/4
   Third.............................................   22  1/4     16 1/8
   Second............................................   20  5/8     14 3/4
   First.............................................   19          12 7/8

1997

   Fourth............................................  $15  3/8   $  7 1/2
   Third.............................................    7  7/8      2 7/8
   Second............................................    4  1/8      2 3/8
   First.............................................    3  1/4      1 1/16

The Company's common shares have been traded on the NASDAQ National Market System since May 13, 1994. Prior to that time, the Company's securities were privately held. The Company's symbol for its common shares is "RADA". On December 31, 1999 the share price closed at $7 3/8.

The Company has not declared any dividends since it became public.


BOARD OF DIRECTORS                                CORPORATE OFFICERS

Patrick S. Feely                                  Craig D. Storey
President, Chief Executive Officer,               Vice President and Chief Accounting Officer
Chief Operating Officer and Director
                                                  Eugene A. Murtha
Jon N. Bengtson                                   President, Radica USA
Chairman of the Board and Director
                                                  Neil Doughty
Robert E. Davids (3)                              Managing Director, Leda Media Products
Vice-Chairman of the Board and Director
                                                  John Doughty
David C.W. Howell                                 Head of Sales, Leda Media Products Ltd.
President Asia Operations,
Chief Financial Officer and Director              Alan R. Champion
                                                  Head of Marketing, Leda Media Products Ltd.
Siu Wing Lam
Executive Vice President,                         Kam Cheong Wong
Engineering and Director                          Vice President, China Operations

James O'Toole (1)(2)(3)                           Rick C.K. Chu
Director, Chairman of the Board                   International Sales Director
of Academic Advisors, Booz Allen
Hamilton Strategic Leadership Center              Hermen H.L. Yau
                                                  MIS Director
Millens W. Taft (1)(2)(3)
Director, Chairman, Mel Taft & Associates         Samuel C.W. Kwok
                                                  Plant Administration Director
Peter L. Thigpen (1)(2)(3)
Director, Owner of Executive Reserves             Ben Hui
                                                  Materials Director
Henry Hai-Lin Hu (1)(2)(3)
Director, Principal, Business Plus Consultants    You Liang Wang
Limited                                           Quality Director

(1) Member of the Audit Committee

(2) Member of the Compensation,
    Organization and Nominating Committee

(3) Member of the Executive Committee

CORPORATE OFFICE
Radica Games Limited
Suite R, 6th Floor, 2-12 Au Pui Wan Street
Fo Tan, Hong Kong
Telephone: Hong Kong (852) 2693-2238
Fax: Hong Kong (852) 2695-9657

INVESTOR RELATIONS
180 South Lake Avenue, Suite 440
Pasadena, CA 91101
Telephone: USA (1) 626-744-1150
Fax: USA (1) 626-744-1155

WEB SITES
www.radicagames.com
www.girltech.com

CORPORATE COUNSEL
Sullivan & Cromwell
1888 Century Park East
Los Angeles
CA 90067-1725

INDEPENDENT AUDITORS
Deloitte Touche Tohmatsu
20th Floor, Wing On Centre
111 Connaught Road Central
Hong Kong

REGISTRAR AND TRANSFER AGENT
U.S. Stock Transfer Corporation
1745 Gardena Avenue
Glendale, CA 91204

COMMON STOCK
NASDAQ National Market System
Common Stock Symbol: RADA

LEGAL INFORMATION
RADICA and Radica logo are registered trademarks of Radica China Ltd.; RADICA PLUG & PLAY is a trademark of Radica China Ltd.; BUCKMASTERS(R) DEER HUNTIN'(TM), (C)1998 Radica China Ltd., Product Shape(TM), Patents Pending, Buckmasters and the Buckmasters logo are registered trademarks of BUCKMASTERS, Ltd. used under license by RADICA(R); RADICA RIDER(TM), (C)1998 Radica China Ltd., Product Shape(TM), Patents Pending; TIGER WOODS ULTIMATE GOLF(TM), (C)1999 Radica China Ltd., Product Shape(TM), The name, likeness and other attributes of Tiger Woods, the "Tiger Woods" logo, and the name, logos, and other indicia of Nike, Inc. reproduced on this product are the trademarks and copyrighted designs, and/or other forms of intellectual property, that are the exclusive property of Tiger Woods, ETW Corp., and/or Nike, Inc. and may not be used in whole or in part, without their respective written consents; SPORTS NUT(TM),
(C)2000 Radica China Ltd., Product Shape(TM), Patents Pending; GIRL TECH is a registered trademark of Radica Games Ltd., PASSWORD JOURNAL(R), (C)1998 Radica Games Ltd., Product Shape(TM), Patents Pending; KEEPSAFE BOX(TM), (C)1998 Radica Games Ltd., Product Shape(TM); POCKET COM(TM), (C)2000 Radica Games Ltd., Product Shape(TM), Patents Pending; Surfer Girl(TM), (C)2000 Radica Games Ltd., Product Shape(TM); All rights reserved; International rights reserved. EA
Sports, the EA Sports logo, Knockout Kings and John Madden Football are trademarks or registered trademarks of Electronic Arts in the U.S. and or other countries. All rights reserved. EA Sports is an Electronic Arts(TM) brand. Manufactured under license by Electronic Arts. All other trademarks are property of their respective owners.